

Mail Stop 4628

June 22, 2017

Frank A. Lodzinski
President and Chief Executive Officer
Earthstone Energy Inc.
1800 Woodloch Forest Drive, Suite 300
The Woodlands, Texas 77380

> **Re:** **Earthstone Energy Inc.**
> **Registration Statement on Form S-3**
> **Filed May 26, 2017**
> **File No. 333-218277**
> **Form 10-K for the Fiscal Year ended December 31, 2016**
> **Filed March 15, 2017**
> **Form 8-K/A**
> **Filed June 2, 2017**
> **File No. 001-35049**

Dear Mr. Lodzinski:

We have limited our review of your filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

1.   Please note that the staff's comments with regard to your Form 10-K for the fiscal year ended December 31, 2016 will need to be resolved before we will be in a position to declare your registration statement effective. Please also confirm that you will amend the registration statement, as appropriate, to reflect your responses to our comments on the Form 10-K, as applicable.

2.   Please tell us whether any of the selling stockholders are broker-dealers or affiliates of a broker-dealer. Disclosure states that Bold Energy is an affiliate of Encap Investments

L.P. It is the staff's view that a selling stockholder registered as a broker-dealer who did not receive their securities as compensation for investment banking or similar services should be identified as an underwriter. With respect to any selling stockholder that is an affiliate of a broker-dealer, disclose whether at the time of the purchase of the securities to be resold, the seller purchased in the ordinary course of business and had any agreements or understandings, directly or indirectly, with any person to distribute the securities. If you are not able to so represent, please identify the selling stockholder as an underwriter.

3.   Please provide us your analysis as to whether the stockholder class action and derivative complaint, filed on June 7, 2017 in the Delaware Court of Chancery, represents a material development that should be addressed in your prospectus, per Item 11 of Form S-3. We note that this matter is related to the business combination with Bold Energy.

Form 10-K for the Fiscal Year ended December 31, 2016

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

Properties, page 28

Proved Undeveloped Reserves, page 29

4.   The disclosure relating to changes in your proved undeveloped reserves indicates that revisions of previous estimates during 2016 reflect the reduction in commodity prices from 2015 to 2016 and certain PUDs that were reclassified to unproved categories due to development plan changes. Please address the overall change for the line item by separately identifying and quantifying each factor, including any offsetting factors, that contributed to a material change in proved undeveloped reserves. For example, for revisions in previous estimates, identify such factors as changes caused by commodity prices, well performance, uneconomic proved undeveloped locations or the removal of proved undeveloped locations due to changes in a previously adopted development plan. Refer to Item 1203(b) of Regulation S-K.

5.   Please expand the disclosure relating to your proved undeveloped reserves to discuss the investments and progress made during the year to convert proved undeveloped reserves to proved developed reserves. As part of your expanded disclosure quantify the amount of capital expenditures incurred during the year to convert proved undeveloped reserves to proved developed reserves. Refer to the disclosure requirements pursuant to Item 1203(c) of Regulation S-K.

6.   We note your disclosure stating "we plan to drill all of our individual PUD drilling locations within the next five years." However, disclosures made pursuant to Item 1203(d) of Regulation S-K should clarify the circumstances under which reserves have

remained undeveloped for five years or more since initial disclosure, based on the definitions in Rule 4-10(a)(31)(ii) of Regulation S-X. Tell us the extent to which the proved undeveloped reserves disclosed as of December 31, 2016 will not be developed within five years since your initial disclosure of the reserves and describe the circumstances that you believe justify a time period longer than five years to convert the proved undeveloped reserves to proved developed reserves. Please include in your analysis any wells which have been drilled but remain uncompleted where the related undeveloped reserves will not be converted to developed status within five years of initial disclosure as proved undeveloped reserves.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40

Obligations and Commitments, page 50

7.   We note your reference to "a non-cancelable fixed cost agreement of $1.6 million per year through 2021 to reserve pipeline capacity for gathering and processing related to certain Eagle Ford assets in south Texas through 2021." Your disclosure suggests that the contracted transportation capacity reservation costs are incurred in order to deliver your production to market and are therefore necessary to the future production and development of the underlying proved reserves. If this is not correct, please clarify the nature of the arrangement. Otherwise, please confirm that these costs have been included in the reserves report as part of determining the economic producibility and future cash flows related to your proved reserves as of December 31, 2016; specify the amounts included or if such costs are not included, submit an analysis of the impact of including such costs in these calculations on the net reserves and undiscounted future net cash flows estimated as of December 31, 2016.

Supplemental Information on Oil and Gas Exploration and Production Activities (Unaudited), page S-1

Oil and Natural Gas Reserves, page S-2

8.   Please expand your disclosure of the changes in total proved reserves to include an explanation for the revisions of previous estimates for the period ending December 31, 2015; identify and quantify each factor that contributed to a significant change in total proved reserves, including any offsetting factors. For example, indicate the extent to which the change is attributable to commodity prices, well performance, uneconomic proved undeveloped locations, or changes resulting from the removal of proved undeveloped locations due to changes in a previously adopted development plan. Refer to FASB ASC 932-235-50-5.

Exhibit 99.1

9.   The reserves report does not appear to include all of the information that is required by Item 1202(a)(8) of Regulation S-K. Please obtain and file a revised reserves report to address the following points:

- The reserves report should state the purpose for which the report was prepared, e.g. for inclusion as an exhibit in a filing made with the U.S. Securities and Exchange Commission. This information should be included in the report pursuant to Item 1202(a)(8)(i) of Regulation S-K.

- The reserves report should specify the average realized prices utilized, by product type, after adjustments for location and quality differentials, such as transportation, quality, and gravity, in addition to the corresponding initial benchmark prices for the reserves included in the report. This information should be included in the report as part of the primary economic assumptions pursuant to Item 1202(a)(8)(v) of Regulation S-K.

10.   The reserves report appears to indicate the proved developed shut-in reserves disclosed at December 31, 2016 include reserves with negative undiscounted cash flows, e.g. "net operating income (BFIT)."   Please tell us how you considered the requirements in the definitions of economically producible, proved reserves, and reserves in Rule 4-10(a)(10), (a)(22) and (a)(26) of Regulation S-X in classifying the these reserves as proved reserves.

11.   Disclosure on page five of the reserve report states "the cost of plugging and the salvage value of equipment at abandonment have not been included and, as suggested by your office, are expected to be immaterial." Please note guidance provided by the Division of Corporation Finance to companies engaged in oil and gas producing activities in a letter dated February 4, 2004 states "we believe that the requirement to disclose "net cash flows" [pursuant to FASB ASC 932-235-50-30] requires an entity to include the cash outflows associated with the settlement of an asset retirement obligation." The guidance further states "exclusion of the cash flows associated with a retirement obligation would be a departure from the required disclosure."

Please tell us the dollar amounts relating to your estimated abandonment costs and separately your estimate of the salvage value. Your estimate should include the abandonment costs related to both the proved developed and the proved undeveloped reserves included in the reserves report as well as costs related to the abandonment of the related equipment, facilities and gathering lines.

Refer to the guidance provided by the Division of Corporation Finance at http://www.sec.gov/divisions/corpfin/guidance/oilgasletter.htm.

Form 8-K/A Filed June 2, 2017

Exhibit 99.1

Unaudited Pro Forma Condensed Combined Financial Statements for Earthstone Energy, Inc.

12.   Please expand your disclosure to include pro forma information pertaining to oil and gas reserves and the standardized measure of future net cash flows, based on the information ordinarily required by FASB ASC paragraphs 932-235-50-3 through 932-235-50-11B and FASB ASC paragraphs 932-235-50-29 through 932-235-50-36. You may refer to SAB Topic 2: D, IRQ 4, paragraph (5), if you require further clarification or guidance.

Exhibit 99.2

Bold Energy III LLC Consolidated Financial Report

13.   We note that Bold Energy III LLC has incurred abandonment charges of $11.4 million during the year ended December 31, 2016. Please disclose which property was abandoned and clarify if there are any remaining obligations associated with the abandoned property. In addition, tell us of any plans to perform remediation or retirement activities associated with the abandoned property.

14.   We note that the Bold Energy III LLC accounts receivable balance related to oil and gas sales exhibits an increasing trend, on an absolute basis and relative to revenues. Please tell us the accounting policy for determining past due or delinquency status and provide us with an aging report of receivables as of March 31, 2017.

Notes to Consolidated Financial Statements

Note 14-Supplemental Information on Oil and Gas Producing Activities (Unaudited), page F-27

15.   Please expand your disclosure of the changes in the net quantities of total proved reserves to include an explanation of the significant changes related to each line item other than production; identify and quantify each factor that contributed to a significant change in total proved reserves, including any offsetting factors. As for revisions in previous estimates, please identify such factors as changes caused by commodity prices, well performance, uneconomic proved undeveloped locations or changes resulting from the removal of proved undeveloped locations due to changes in a previously adopted development plan. Refer to FASB ASC 932-235-50-5. This comment applies also to the comparable note in Exhibit 99.3.

16.   We note that you disclose your reserves based on an aggregation of the net quantities of crude oil and natural gas in terms of barrels of oil equivalent ("Boe"). Please expand your disclosure to provide the basis for determining the equivalent amounts (e.g., using a

ratio of six Mcf of natural gas to one barrel of oil equivalent). This comment applies also to the comparable note in Exhibit 99.3.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Cannarella, Staff Accountant, at (202) 551- 3337 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 if you have questions regarding the engineering comments. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or, in his absence, Loan Lauren P. Nguyen at (202) 551-3642 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: Reid A. Godbolt
        Jones & Keller, P.C.